SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.  2)

BALDOR ELECTRIC COMPANY

(Name of Subject Company)

BALDOR ELECTRIC COMPANY

(Name of Person Filing Statement)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R. S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

Tel.: (479) 646-4711

Fax: (479) 648-5701

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas E. Proost	Eduardo Gallardo
Thompson Coburn LLP	James J. Moloney
One US Bank Plaza	Gibson, Dunn & Crutcher LLP
St. Louis, Missouri 63101	200 Park Avenue
(314) 552-6000	New York, New York 10166
(212) 351-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Baldor Electric Company, a Missouri corporation (“Baldor” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended or supplemented from time to time, the “Statement”), relating to the tender offer (the “Offer”) by Brock Acquisition Corporation, a Missouri corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the Laws of Switzerland (“Parent”), to purchase all of the outstanding shares of Company’s common stock, $0.10 par value (the “Shares”), at a purchase price of $63.50 per Share, net to the seller in cash without any interest (the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of November 29, 2010, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

Litigation.

Item 8 of the Statement is hereby amended and supplemented by restating in its entirety the Section of the Statement entitled “Litigation” as follows:

“On December 1, 2010, a putative class action lawsuit was filed in the Sebastian County Circuit Court of Arkansas, docketed as Cottrell v. Baldor Electric Company, et al., Case Number CV- 2010-2142 VI. On December 9, 2010, the plaintiff filed an amended complaint. The amended complaint names the Company, each of the members of the Company Board, and Parent and Merger Sub as defendants. The amended complaint alleges, among other things, that the Company Board breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize stockholder value in connection with the proposed acquisition of the Company by Parent. The amended complaint also alleges that the Company, Parent and Merger Sub aided and abetted the Company Board in the alleged breach of the Company Board’s fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the Merger, a declaration that the Company Board members breached their fiduciary duties by entering into the Merger Agreement, an order directing the individual defendants to disclose all material information in their possession concerning the Merger, rescission (to the extent the Merger terms have already been implemented), and the payment of plaintiff’s attorneys’ fees and costs. The plaintiff also filed on December 9, 2010 a motion for preliminary injunction and an emergency motion for expedited discovery.  The motion for expedited discovery was resolved pursuant to an agreed order entered by the Court on December 16, 2010.  On December 21, the Company filed a motion to dismiss the amended complaint for failure to state a claim.  A hearing on the plaintiff’s motion for preliminary injunction is scheduled for January 6, 2011.

On December 2, 2010, a putative class action lawsuit was filed in the Circuit Court of St. Louis County, Missouri, docketed as Fortier v. McFarland, et al., Case No. 10 SL-CC 4903 (the “Fortier Action”). The complaint names the Company, each of the members of the Company Board, and Parent and Merger Sub as defendants. The complaint alleges, among other things, that the Company Board breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize stockholder value in connection with the proposed acquisition of the Company by Parent. The complaint also alleges that the Company, Parent and Merger Sub aided and abetted the Company Board in the alleged breach of the Company Board’s fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the Merger, rescission (to the extent the Merger terms have already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

On December 6, 2010, a putative class action lawsuit was filed in the Circuit Court of St. Louis County, Missouri, docketed as Chance v. McFarland, et al., Case No. 10 SL-CC 4904 (the “Chance Action”). The complaint names the Company, each of the members of the Company Board, and Parent and Merger Sub as defendants. The complaint alleges, among other things, that the Company Board breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize stockholder value in connection with the proposed acquisition of the Company by Parent. The complaint also alleges that the Company, Parent and Merger Sub aided and abetted the Company Board in the alleged breach of the Company Board’s fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the Merger, rescission (to the extent the Merger terms have already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

On December 16, 2010, the plaintiff in the Fortier Action was granted leave to file an amended complaint. The amended complaint alleges, among other things, that the Company Board breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize stockholder value in connection with the proposed acquisition of the Company by Parent. The amended complaint also alleges that the Company, Parent and Merger Sub aided and abetted the Company Board in the alleged breach of the Company Board’s fiduciary duties. The amended complaint names the plaintiff in the Chance Action as an additional plaintiff in the Fortier Action. The plaintiffs seek relief that includes, among other things, an injunction prohibiting the consummation of the Merger, rescission (to the extent the Merger terms have already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

The Company believes that each of the lawsuits described above is without merit and intends to defend against each of the lawsuits vigorously. There can be no assurance, however, as to the outcome of any of the lawsuits.”

Regulatory Approvals.

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of subsection “United Stated Antitrust Compliance” in the Section of the Statement entitled “Regulatory Approvals”:

“On December 21, 2010, the Antitrust Division issued requests for additional information and documentary material in connection with its review of the transactions contemplated by the Merger Agreement. Parent and the Company believe that the Antitrust Division issued the requests in order to give itself additional time to complete its review of the transactions. Both parties remain confident that the Antitrust Division will conclude that the transactions raise no antitrust concerns.”

Recent Transactions in the Securities of the Company.

Item 8 of the Statement is hereby amended and supplemented by adding the following immediately after the Section of the Statement entitled “Annual and Quarterly Reports”:

“Recent Transactions in the Securities of the Company.

Since December 8, 2010, executive officers and directors of the Company have sold an aggregate of 17,247 Shares in open market transactions, at prices ranging from $63.22 to $63.38. Such transactions are reflected on Form 4s filed with the SEC.”

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(18)	Impact of Anticipated Taxable Transactions Related to Officers and Key Managers.
(a)(19)	Impact of Anticipated Taxable Transactions Related to District Managers.
(a)(20)	Impact of Anticipated Taxable Transactions Related to General Employees in the U.S.
(a)(21)	Impact of Anticipated Taxable Transactions Related to General Employees outside the U.S.
(a)(22)	Press Release issued by Parent and the Company, dated December 21, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDOR ELECTRIC COMPANY

	By:	/s/ George E. Moschner
	Name:	George E. Moschner
	Title:	Chief Financial Officer and Secretary

Dated: December 22, 2010